6th January, 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

<u>*MOL Magyar Olaj- és Gázipari Rt.*</u>
<u>*Rule 12g3-2(b) File No. 82-4224*</u>

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Zsuzsanna Kun
Investor Relations Director

Enclosure

INVESTOR NEWS

23 December 2008

MOL Nyrt. and Oman Oil Company S.A.O.C. consented to cancel the asset and share purchase contracts

MOL Hungarian Oil and Gas Public Limited Company (MOL) hereby informs capital market participants that MOL and the Oman Oil Company S.A.O.C. (OOC) have agreed to cancel the asset and share purchase contracts signed on 8th March 2008, as all the necessary consents and waivers on pre-emption rights from the relevant third parties regarding all the assets offered by OOC for sale were not received by the required deadline. Accordingly, Oman Oil Budapest Limited (subsidiary of Oman Oil Company S.A.O.C.) transfers back the 8,774,040 pieces of "A" series MOL shares to MOL Plc, which were received on 12th March 2008.

Oman Oil Budapest Limited announced on 19 December 2008. that it has purchased 7,316,294 pieces of “A” series MOL shares. After all these transactions OOC indirectly owns 7,316,294 pieces of “A” series MOL shares representing 7% of MOL’s total registered capital.

The strategic cooperation between MOL and OOC will continue. The two partners have agreed in joint development of future business opportunities as strategic partners.

The termination of the asset and share purchase contracts will have no impact on the consolidated Profit and Loss Statement and Balance Sheet of MOL Group prepared in accordance with IFRS standards.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
Facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755

▶ **MOL Plc.**

INVESTOR NEWS

23 December 2008

Oman Oil Budapest Limited notification on change of voting rights

MOL Plc. hereby informs the capital market participant that Oman Oil Budapest Limited sent the attached information to MOL Plc. on 23 December 2008.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755

RECEIVED

2009 FEB -4 A 9:28

MOL Magyar Olaj- és Gázipari Nyrt.
1117 Budapest
Október huszonharmadika utca 18.

Form of announcement relating to the acquisition / transfer of voting rights in accordance with section 61 of the Capital Market Act

1. Name of the issuer/original issuer of existing share granting voting rights **MOL Magyar Olaj- és Gázipari Nyilvánosan Működő Részvénytársaság** .
2. Reason of announcement (mark the appropriate square/squares):
   - x acquisition or transfer of voting rights
   - □ acquisition or transfer of such financial instruments that may result in the obtaining of existing shares granting voting rights
   - □ event having effect on the proportion of voting rights
3. The full name of the person(s) obliged to make the announcement: **Oman Oil (Budapest) Limited**
4. The full name of the shareholder(s) (if it is differing from that set out in clause 3)
5. The date of the transaction and the date of reaching or exceeding the threshold: **23 December 2008**
6. Reached or exceeded threshold(s): **10%**
7. Data announced:

Voting rights connected to the shares							
Class/type of shares (by using ISIN number)	Original situation before the triggering transaction		Situation following the triggering transaction				
	Number of shares	Number of votes	Number of shares	Number of votes		Percentage of votes	
			Direct	Direct	Indirect	Indirect	Direct
HU0000010517	**16,090,334**	**16,090,334**	**7,316,294**	**7,316,294**			**7%**
A) PARTIAL AMOUNT (on the basis of the total amount of voting rights)	**16,090,334**	**16,090,334**	**7,316,294**	**7,316,294**			**7%**

Financial instruments				
Situation after the triggering transaction				
Type of financial instrument or agreement	Expiry date	Deadline/term for using/exchanging the financial instrument	Votes that can be obtained by sing/exchanging the financial instrument	Percentage of votes
		B) PARTIAL AMOUNT (in respect of all expiry dates)		

TOTAL (A+B)	Number of votes	Percentage of votes
	7,316,294	7%

8. If relevant, the chain of controlled companies through which the voting rights / financial instruments are actually possessed -
9. Voting through authorised representative : - (name of representative, number of votes represented, expiry date of authorisation)
10. Other information, if necessary: -

Budapest, 23 December, 2008

Schedule of the form

a) Personal data of the person obliged to make the announcement:
Full name: **Oman Oil (Budapest) Limited**
Address: **P.O. Box. 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands**
Phone number: +968 24 573 100
Other relevant data (in the case of a company at least one contact person): -
b) The personal data of the person making the announcement [if the announcement is made on behalf of the person in clause a)]: -
Full name: **dr. ifj. Partos László (Partos & Noblet Law Office)**
Address: **H-1051 Budapest, Vörösmarty tér 7/8, Hungary**
Phone number: **+36 1 505 4480**
Other relevant data (characteristics of the relationship with the person obliged to make the announcement)
Dr. ifj. Partos László made this announcement as legal representative of Oman Oil (Budapest) Limited
c) Other information

Dr. ifj. PARTOS LÁSZLÓ ügyvéd
Partos és Noblet Ügyvédi Iroda
in co-operation with **Lovells LLP**
H-1051 Budapest, Vörösmarty tér 7/8.
Tel.: +36 1 505 4480, Fax: +36 1 505 4485
Adószám: 18189443-2-41

▶ MOL Plc.

INVESTOR NEWS

29 December 2008

Change in treasury shares of MOL

MOL Plc. hereby informs the capital market participant, that according to the announcement on 23 December 2008, Oman Oil Budapest Limited (subsidiary of Oman Oil Company S.A.O.C.) transferred back the 8,774,040 pieces of "A" series MOL shares to MOL Plc, which were received on 12th March 2008. On the basis of the above MOL owns 8,781,365 „A" series and 578 „C" series MOL ordinary shares in treasury on 29 December 2008.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755

INVESTOR NEWS

31 December 2008

Number of voting rights at MOL Plc

MOL Hungarian Oil and Gas Public Limited Company, meeting the rules set in Clause 54 (9) of Act No. CXX/2001 on capital markets hereby publishes the number of voting rights attached to its shares and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/share)	Issued number	Total par value (HUF)
„A" series	1,000	104,518,484	104,518,484,000
„B" series	1,000	1	1,000
„C" series	1,001	578	578,578
Share capital	-	-	104,519,063,578

Number of voting rights attached to the shares:

Share series	Issued number	Number of treasury shares	Shares with voting rights	Voting right per share	Total voting rights
„A" series	104,518,484	8,781,365	95,737,119	1	95,737,119
„B" series	1	0	1	1	1
„C" series	578	578	0	1.001	0
Total	-	-	-	-	95,737,120

For further information, please contact:

Investor Relations + 36 1 464 1395
facsimile: + 36 1 464 1335
MOL Communication + 36 70 373 1755
Brunswick Group LLP + 44 20 7404 5959
Brunswick for Germany and Austria + 43 676 406 4228

END